April 6, 2010

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: American Equity Investment Life Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A Filed April 30, 2009

File No.  001-31911

Dear Mr. Rosenberg:

We are responding to the comment in your letter dated March 17, 2010 with respect to our Proxy Statement on Schedule 14A filed on April 30, 2009.  We have copied the comment immediately preceding our response thereto.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis

Base Pay and Discretionary Cash Bonuses, page 21

1. We have reviewed your response to our prior comment 5.  Once you have determined the discretionary cash bonuses to your Named Executive Officers, please provide us with draft disclosure explaining how each award was made, including how the achievement of the performance measures you cite as examples (and any other measures you did not cite) factored into these determinations.  Please be as specific as possible in your response.

Response:

[Confidential Treatment Requested by American Equity Investment Life Holding Company.  Responsive Information Being Submitted Confidentially to the Commission.]

Sincerely,

/s/ John M. Matovina

John M. Matovina

Vice Chairman, Chief Financial Officer and Treasurer